UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KSW, INC.

(Name of Subject Company)

KSW, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

48268 R106

(CUSIP Number of Class of Securities)

Floyd Warkol

Chief Executive Officer

KSW, Inc.

37-16 23rd Street

Long Island City, New York 11101

(718) 361-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robb L. Tretter, Esq.

Adam M. Adler, Esq.

Bracewell & Giuliani LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 508-6100

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit 99.1

FOR IMMEDIATE RELEASE

KSW, INC. TO BE ACQUIRED BY RELATED COMPANIES

KSW’s Stockholders to Receive $5.00 Per Share in Cash

Long Island City, New York and New York, New York – September 10, 2012 – KSW, Inc. (NASDAQ: KSW) (“KSW”), a provider of heating, ventilating and air conditioning (HVAC) systems and process piping systems for institutional, industrial, commercial, high-rise residential and public works projects, and Related Companies, a fully-integrated, highly diversified real estate firm with experience in every aspect of real estate development, acquisitions, management, finance, marketing and sales, today announced that they have entered into a definitive merger agreement.

Under the terms of the agreement, a subsidiary of Related Companies (“Merger Sub”) will acquire all of the outstanding shares of common stock of KSW for $5.00 per share in cash through a cash tender offer followed by a merger. The transaction is valued in the aggregate at approximately $32.1 million. The cash consideration represents a premium of approximately 23% to KSW’s closing share price on September 7, 2012, the last trading day before KSW publicly announced the merger. The agreement has been unanimously approved by KSW’s Board of Directors.

Floyd Warkol, CEO of KSW commented, “We are pleased to announce this merger as it delivers significant value to our shareholders. KSW has enjoyed a long and successful relationship with Related Companies while working on their New York City projects. Partnering with Related Companies will only enhance our ability to provide first quality services to our current and future customers.”

Bruce A. Beal, Jr., President of Related Companies said, “As a vertically- integrated developer working across all asset classes we are consistently looking for opportunities to enhance our developments and increase our efficiency. The acquisition of KSW, a best-in-class HVAC provider with an experienced management team, allows us to utilize their skill set throughout the design process, offers direct purchasing capability from equipment manufacturers, and creates an even more direct link to New York City’s talented workforce. It will also allow us to continue to pioneer new innovations in sustainability, customizing and developing new sustainable features for our robust pipeline of projects.”

Under the terms of the merger agreement, the parties anticipate that Merger Sub will commence a tender offer for all of the outstanding shares of KSW before September 21, 2012. If the first step tender offer is successfully completed, Merger Sub will acquire any of the KSW shares of common stock not tendered in the tender offer through a second step merger transaction in which the remaining KSW shares are converted into a right to receive the same consideration per share as paid in the tender offer. The tender offer transaction, which is subject to customary closing conditions, is expected to close by October 26, 2012.

Completion of the tender offer is subject to, among other things, the satisfaction of the minimum tender condition of at least a majority of KSW’s outstanding shares of common stock on a fully diluted basis, and other customary closing conditions. The transaction is not subject to a financing condition.

About Related Companies

Related Companies is the most prominent privately-owned real estate firm in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified real estate firm with experience in every aspect of development, acquisitions, management, finance, marketing and sales. Headquartered in New York City, Related has offices and major developments in Boston, Chicago, Los Angeles, San Francisco, South Florida, Abu Dhabi and Shanghai and boasts a team of approximately 2,000 professionals. The Company’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office, trade show and affordable properties in premier high-barrier-to-entry markets. For more information about Related Companies please visit www.related.com.

About KSW

KSW, Inc., through its wholly-owned subsidiary, KSW Mechanical Services, Inc., furnishes and installs heating, ventilating and air conditioning (HVAC) systems and process piping systems for institutional, industrial, commercial, high-rise residential and public works projects. KSW Mechanical Services, Inc. also acts as Trade Manager on larger construction projects, such as the Mt. Sinai Center for Science and Medicine.

Important Information about the Tender Offer

This press release is not an offer to purchase or a solicitation of an offer to sell securities of KSW. The planned tender offer by Merger Sub for all of the outstanding shares of common stock of KSW has not yet commenced. Following the commencement of the tender offer, Merger Sub will mail to KSW stockholders an offer to purchase and related materials and KSW will mail to its stockholders a solicitation/recommendation statement with respect to the tender offer. At the time the offer is commenced, Merger Sub. will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule TO, and KSW will file a solicitation/recommendation statement with the SEC on Schedule 14D-9 with respect to the tender offer. Investors and KSW stockholders are strongly advised to read these materials in their entirety (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement when they become available, since they will contain important information that should be considered before any decision is made with respect to the tender offer. KSW stockholders may obtain a free copy of these materials when they become available and other documents filed by Merger Sub or KSW with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained when they become available for free by contacting the information agent for the tender offer.

Advisors

DLA Piper LLP is acting as legal advisor to Related Companies and Merger Sub. KSW engaged Sandler O’Neill as financial advisor and Bracewell & Giuliani LLP as legal advisor for the transaction.

Cautionary Statements

Statements in this press release that are not historical, including statements regarding KSW’s beliefs, expectations, and strategies, constitute “forward looking statements” within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause the differences are discussed in KSW’s reports on Forms 10-Q, 10-K, and 8-K that it periodically files with the Securities and Exchange Commission. These factors include KSW’s sales process and market acceptance of its products and services, KSW’s capital needs, KSW’s dependence on significant customers and suppliers, risks of a new product offering, risks that KSW may incur significant costs related to self-insurance retention levels for employee benefits and workers’ compensation programs, and the competitive healthcare marketplace. KSW does not undertake to update any forward-looking statements in this press release. Copies of KSW’s SEC filings, including its annual report on Form 10-K and quarterly reports on Form 10-Q, may be obtained by contacting KSW’s general counsel at (718) 340-1409 or at the SEC Filings section of its website at www.kswmechanical.com.

Media/Investor Contacts

For KSW, Inc.:	For Related Companies:

James F. Oliviero	Joanna Rose
(718) 340-1409	(212) 801-3902